Exhibit 99.2

Notification of Major Holdings Page 1 | 5 Hamburg 22419 Essener Bogen 7 529900F9KI6OYITO9B12 Evotec SE X Notification of Major Holdings or Correction of a notification of Major Holdings dated 1. Details of issuer (name, address) Name Legal Entity Identifier (LEI) Street, Street number Postal code City 2. Reason for notification (multiple reasons possible) Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights Other reason 3. Details of person subject to the notification obligation Natural person First name Surname Date of birth Legal entity Name including legal form (entity) City of registered office Country The Goldman Sachs Group, Inc. Wilmington, DE United States of America (the) 4. Name(s) of shareholder(s) holding directly 3% or more voting rights, if different from 3. Name 5. Date on which threshold was crossed or reached 23/12/2025

BaFin Bundesanstalt für Finanzdienstleistungsaufsicht

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1. + 7.b.2.)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	0,23 %	5,04 %	5,27 %	177.778.907
Previous notification (if applicable)	0,10 %	4,53 %	4,63 %	-

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
US30050E1055	0	11	0,00 %	0,000006 %
DE0005664809	0	417.066	0,00 %	0,23 %

Total	417.077	0,23 %

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Excercise or conversion period	Voting rights absolute	Voting rights in %
Right To Recall	Open		2.731.734	1,54 %
Right Of Use	Open		4.777.252	2,69 %

	Voting rights absolute	Voting rights in %
Total	7.508.986	4,22 %

Page 2 | 5

Page 3 | 5 b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Excercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 19.11.2035 Cash 902.626 0,51 % Call Warrant 31.12.2030 Cash 547.298 0,31 % Voting rights absolute Voting rights in % Total 1.449.924 0,82%

Page 4 | 5 8. Information in relation to the person subject of the notification obligation (please tick the applicable box) Person subject to the notification obligation (3.) is not controlled nor does it control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least held 3% or more) % of voting rights through instruments (if at least held 5% or more) Total of both (if at least held 5% or more) The Goldman Sachs Group, Inc. GSAM Holdings LLC Goldman Sachs Asset Management, L.P. - The Goldman Sachs Group, Inc. Goldman Sachs Bank USA Goldman Sachs Bank Europe SE - The Goldman Sachs Group, Inc. Folio Financial, Inc. Folio Investments, Inc. - The Goldman Sachs Group, Inc. Goldman Sachs & Co. LLC - The Goldman Sachs Group, Inc. Goldman Sachs (UK) L.L.C. Goldman Sachs Group UK Limited Goldman Sachs International

Page 5 | 5 9. In case of proxy voting according to Sec. 34 (3) WpHG (only in case of attribution of voting rights pursuant to Sec. 34 (1) sent. 1 no. 6 WpHG) Date of general meeting Total positions (6.) after general meeting % of voting rights attached to shares % of voting rights through instruments Total of both 10. Other useful information Date, Signature 31/12/2025 Andrzej Szyszka